U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.   20549

                  NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant:
    VERIZON COMMUNICATIONS, INC.

2.  Name of person relying on exemption:
    ASSOCIATION OF BELLTEL RETIREES, C. WILLIAM JONES, JAMES E. CASEY, JR. MICHAEL S. KUCKLINCA, EILEEN T. LAWRENCE, JOHN SELLEN, JOHN M. BRENNAN, PAMELA HARRISON, LOUIS MIANO, JOHN A. PARENTE, ROBERT A. REHM, JOSEPH
    A. RISTUCCIA AND THOMAS J. SISTI

3.  Address of person relying on exemption:
    P.O. Box 33, Cold Spring Harbor, NY   11724

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1) [sec. 240.14a-6(g)(1)]

Association of BellTel Retirees, Inc.
Post Office Box 33
Cold Spring Harbor, New York   11724               (logo)
_________________________________________________________________
Phone: (631) 367-3067           Web Site: www.belltelretirees.org
Fax: (631) 367-1190       E-mail: association@belltelretirees.org
Hotline: 1-800-261-9222

Board of Directors                                          March 2003
C. William Jones
President                DEAR FELLOW VERIZON SHAREHOLDER:
(410) 770-9485

Office Manager           We urge you to VOTE for two important shareholder
Christina M. Kruger      resolutions on Verizon's proxy card for the upcoming
(631) 367-3067           Annual meeting on April 23 in Fort Wayne, Indiana.

Board of Directors              WE URGE YOU TO VOTE YOUR PROXY
                                FOR PROPOSAL 5 (BOARD INDEPENDENCE) AND
James E. Casey, Jr.             FOR PROPOSAL 6 (SEVERANCE AGREEMENTS).
Chairman of the Board
(540) 439-9568           *  BOARD COMPOSITION:  ITEM NO. 5 URGES THE BOARD TO
                         AMEND THE BY-LAWS TO REQUIRE A SUBSTANTIAL MAJORITY OF
Michael S. Kucklinca     TRULY INDEPENDENT DIRECTORS TO SERVE ON THE NOMINATING
Executive Vice President AND COMPENSATION COMMITTEES.
(516) 741-2424
                         Our Board's lack of independence is unusual among
Eileen T. Lawrence       leading public companies./1/  At least eight of
Treasurer                Verizon's 15 directors are insiders or have what we
(718) 229-6078           view as material financial relationships with the
                         Company or its officers, either directly or through
John Sellen              their firms.  In addition to Verizon's two inside
Secretary                directors (CEO Ivan Seidenberg and Chairman Charles
(201) 261-1454           Lee), we believe at least six outside directors are
                         non-independent due to board interlocks or because
John M. Brennan          their own employer receives substantial grants, fees or
Vice President -         business from the Company, or did in the recent past.
Strategic Marketing
(201) 666-8174           - Richard Carrion is the CEO of a bank that is
                           Verizon's co-investor in Puerto Rico Telephone, in
Pamela Harrison            which Verizon owns a majority (52%) interest;
Director -
Union Relations          - Hugh Price is CEO of a nonprofit that received
(845) 225-6497             millions of dollars in grants from Verizon and which
                           includes Verizon CEO Seidenberg on its governing
Louis Miano                board;
Vice President -
Public Relations         - Helene Kaplan is of counsel to a firm providing legal
(781) 444-8080             services to Verizon;

John A. Parente          - Sandra Moose is Senior Vice President of a firm
Vice-President -           receiving at least $3.5 million for consulting
Membership Dev.            services since 1999;
(518) 372-0526
                         - Robert Storey is partner in a firm providing legal
Robert A. Rehm             services to Verizon;
Vice President -
Finance                  - Joseph Neubauer is CEO of a company where Verizon
(516) 827-0801             Chairman and President Lawrence Babbio determines
                           his compensation as a member of the board
Joseph A. Ristuccia        compensation committee.
Vice President -
Government Relations ____________________________________________
(631) 765-1111
                           /1/ Among S&P 500 companies, 89% have a majority of
Thomas J. Sisti          independent directors.  SEE Investor Responsibility
Director -               Research Center, "Board Practices/Board Pay 2001," p.
Union Relations          10, which also estimates that 69% of all S&P 500
(973) 478-0909           directors are independent using a definition of
                         "independent" that is substantially the same as the one adopted by proponents here and by the Council of Institutional Investors.

                         Seidenberg also has an interlocking directorship with yet another outside director, John Stafford, chairman and former CEO of Wyeth. And an eighth outside director - John Snow, who recently left the board to serve as U.S. Treasury Secretary - served as CEO of a company that received substantial and ongoing licensing fees from Verizon.

                         In its proxy statement opposing the resolution, the Board argues that "the relationships cited by the proponents do not impair the independence of the individual directors." However, the relationships cited above indicate that a majority of the current board members have personal financial interests distinct from other shareholders. By voting for this proposal, we believe shareholders send a message that, as the Council of Institutional Investors defines it, "an independent director is a person whose directorship constitutes his or her only connection to the corporation."

                         * EXECUTIVE SEVERANCE AGREEMENTS: ITEM NO. 6 ASKS THE BOARD TO SEEK SHAREHOLDER APPROVAL FOR FUTURE "GOLDEN PARACHUTE" SEVERANCE AGREEMENTS EQUAL TO OR EXCEEDING THREE TIMES AN EXECUTIVE'S BASE SALARY PLUS BONUS.

                         Verizon's executive officers are covered by lucrative parachute provisions that can be triggered not only by a hostile change of control, but even by VOLUNTARY resignation under circumstances in which we believe that a very generous payout is contrary to shareholder interests. For example, if CEO Ivan Seidenberg resigned or is "constructively discharged" under this broad "change of control" definition, the 2002 proxy statement indicates that he would receive most of his pay package for a period of three years - a payout well in excess of $50 million.

                         Because it is not always practical to obtain prior shareholder approval, under this proposal the Company has the option to seek shareholder approval AFTER the material terms are agreed upon. Nevertheless, we believe that shareholders should at least be given a chance to ratify such agreements, providing valuable feedback to the Board. Indeed, the knowledge that shareholders will be scrutinizing and voting on these agreements may encourage restraint and strengthen the hand of the Board's compensation committee. This proposal received nearly 31% of the vote last year.

                         I hope you will join me and VOTE YOUR SHARES YES ON PROXY ITEMS 5 and 6.

                                       Sincerely yours,



                                         C. William James
                       Executive Director, Association of BellTel Retirees, Inc.

                         THE COST OF THIS LETTER IS BEING BORNE ENTIRELY BY THE ASSOCIATION OF BELLTEL RETIREES. THIS IS NOT A SOLICITATION. PLEASE DO NOT SEND YOUR PROXY CARD TO THE ASSOCIATION. PERMISSION TO QUOTE DOCUMENTS CITED IN THIS LETTER HAS NEITHER BEEN SOUGHT NOR OBTAINED.